UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 21 August 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel +27 11 562 9775
Mobile +27 82 971 9238
email Willie.Jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

RESTRUCTURING OF GOLD FIELDS BOARD TO REFLECT NEW STRATEGIC DIRECTION

Johannesburg, 21 August 2013: The Chair of Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI), Ms Cheryl Carolus, announces that following a review of the composition of the Board of Directors, in light of the Company's new strategic direction (including the unbundling of Sibanye Gold Limited to shareholders earlier this year) and the challenges presented by the current low gold price and high cost operating environment, the Board has decided to reduce the number of directors from twelve to nine.

Following discussions with the Board and the Nominating and Governance Committee, Messrs Delfin Lazaro, Roberto Dañino and Rupert Pennant-Rea volunteered to resign as non-executive directors and have agreed to step down from the Board with immediate effect.

On behalf of the Board, the Chair would like to express appreciation for the time and effort that each of the departing non-executive directors has put into the Company for the benefit of all its stakeholders. Messrs Pennant-Rea and Dañino acted as the Chairs of the Remuneration Committee and Social and Ethics Committee respectively. Mr Lazaro has done an admirable job in representing the Company's interests in the Philippines and he will continue to do so following his resignation. We greatly appreciate that each of our departing non-executive directors has sought to bring their experience and expertise to a range of matters over the time they have been with the Company.

The Chair announces that non-executive director Mr Donald Ncube will assume the role of the Chair of the Social and Ethics Committee and non-executive director Mr Alan Hill will assume the role of the Chair of the Remuneration Committee.

The Board believes that its new composition will more appropriately reflect the needs of the Company and is confident that it will continue to be able to perform its duties for the benefit of all stakeholders.

ends

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, A R Hill≠, R P Menell, D N Murray, D M J Ncube, G M Wilson
†British, ≠Canadian, #Ghanaian, ** Executive Director
Company Secretary: T L Harmse

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email: Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

Notes to editors

About Gold Fields

Gold Fields is a significant unhedged producer of gold with attributable annualised production of approximately 2.0 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold.

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 21 August 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer